Exhibit 99.1

Inspira™ Receives First Ever Purchase Order for INSPIRA™ ART100 Systems in U.S.

First units expected to be shipped in Q4 2024. The Purchase Order follows the recent FDA Clearance of the INSPIRA™ ART100.

Ra’anana, Israel, June 13, 2024 – Inspira™ Technologies OXY B.H.N. Ltd. (Nasdaq: IINN, IINNW) (the “Company” or “Inspira”), a breakthrough medical technology company, today announced that is has received the first purchase order from Glo-Med Networks, Inc. (“Glo-Med”) for its INSPIRA™ ART100 systems, with the five product units expected to be shipped in the fourth quarter of 2024. The purchase order also provides for the potential purchase of an additional 20 systems, the timing of which is subject to further agreement between Inspira and Glo-Med.

The planned shipment and potential additional sales of the INSPIRA™ ART100 systems is a pivotal step in the Company’s growth model, which is primarily based on the INSPIRA™ ART (Gen 2) that is currently in development and is expected to target the $19 billion mechanical ventilator market, with its next generation cutting-edge technology designed to replace the need for mechanical ventilation. The Company plans to offer hospitals receiving the INSPIRA™ ART100 an option with special terms for the integrated HYLA™ Blood Sensor and INSPIRA™ ART (Gen 2) devices, subject to the completion of the development of those products, which are also subject to approval by regulatory entities.

Joe Hayon, Director, President and co-founder of Inspira stated: “We continue to develop the breakthrough technologies of tomorrow. The INSPIRA™ ART100, is our first and important step in building the INSPIRA market presence and position in preparation for the INSPIRA™ ART (Gen 2), which we believe has the potential to provide a new clinical solution with a potentially different intent of use for the mega life support and mechanical ventilation market.”

The Company already began the commercial manufacturing of the INSPIRA™ ART100 with the first five units planned for shipment to Glo-Med, a distributor for Inspira products in the U.S., with the devices planned for deployment in U.S. hospitals.

About Inspira Technologies OXY B.H.N. Ltd.

Inspira™ Technologies is an innovative medical technology company in the life support arena. The INSPIRA™ ART (Gen 2), also known as the INSPIRA™ ART500, shall include the Company’s Adaptive Blood Oxygenation technology and is being designed to continuously measure the patient’s blood parameters in real-time, delivering needed oxygen volume straight into the blood. By elevating patient oxygen saturation levels in minutes, this technology potentially allows patients to remain awake during treatment and therefore may enable patients to be treated in and beyond intensive care units, reducing the need for mechanical ventilation systems that requires intubation and medically induced coma.

The Company received FDA 510(k) clearance for its INSPIRA ART100, a Cardiopulmonary Bypass System.

The Company’s other products, including the INSPIRA ART (Gen 2) and HYLA™ blood sensor, have not yet been tested or used in humans and have not been approved by any regulatory entity.

For more information, please visit our corporate website: https://inspira-technologies.com

Forward-Looking Statement Disclaimer

This press release contains express or implied forward-looking statements pursuant to U.S. Federal securities laws. These forward-looking statements and their implications are based on the current expectations of the management of the Company only and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. For example, the Company is using forward-looking statements when it discusses the expected timing of the delivery of the INSPIRA™ ART100 systems, the potential for future orders, the belief that the planned shipment and potential additional sales of INSPIRA™ ART100 systems is a pivotal step in the Company’s growth model, that it expects its INSPIRA™ ART100 systems to be deployed in U.S. hospitals and that it began the commercial manufacturing of the INSPIRA ART100 with the first five units planned for shipment to U.S. hospitals. These forward-looking statements and their implications are based solely on the current expectations of the Company’s management and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. Except as otherwise required by law, the Company undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. More detailed information about the risks and uncertainties affecting the Company is contained under the heading “Risk Factors” in the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2023 filed with the U.S. Securities and Exchange Commission (the “SEC”), which is available on the SEC’s website, http://www.sec.gov

For more details:

Public Relations Manager

Adi Shmueli

Inspira Technologies

info@inspirao2.com

+972-9-9664485

MRK-ARS-102

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